10026341

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31114

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCW Funds Distributors

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

865 S. Figueroa Street. Suite 1800
(No. and Street)

Los Angeles (City) California (State) 90017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Johnson P. So, Senior Vice President/Controller (213) 244-0638
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

350 South Grand Avenue (Address) Los Angeles (City) California (State) 90071-3462 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Johnson P. So, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to TCW Funds Distributors (the "Company") as of and for the year ended December 31, 2009 are true and correct. I further affirm that neither the Company nor any stockholder, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Senior Vice President/Chief Financial Officer
Title

STATE OF CALIFORNIA } ss.
COUNTY OF LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 26 day of February, 2010.

Notary Public

MELISSA GODLASH
Commission # 1823857
Notary Public - California
Los Angeles County
My Comm. Expires Nov 22, 2012

TABLE OF CONTENTS
This report** contains (check all applicable boxes):

* For condition of confidential treatment of certain portions of this filing, see Section 240.17a- 15(e)(3).

Deloitte

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders of
TCW Funds Distributors:

We have audited the accompanying statement of financial condition of TCW Funds Distributors (the "Company"), a wholly owned subsidiary of TCW Group, Inc., as of December 31, 2009 and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of TCW Funds Distributors at December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 for TCW Funds Distributors as of December 31, 2009 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 26, 2010

TCW FUNDS DISTRIBUTORS

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents (Note 2 and Note 3)	$5,225,573
Distribution fees receivable (Note 2)	851,149
Placement fees receivable	194,719
Prepaid expenses	54,031
TOTAL ASSETS	$6,325,472

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Distribution fees payable to Advisor (Note 5)	$851,149
Due to affiliates (Note 5)	448,870
Other accrued expenses	9,625
Total Liabilities	1,309,644
Shareholder's equity:	
Common stock, no par value; 1,000,000 shares authorized; 10,000 shares issued and outstanding	10,000
Additional paid-in capital	64,000
Retained earnings	4,941,828
Total Shareholder's Equity	5,015,828
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$6,325,472

See accompanying notes to financial statements.

TCW FUNDS DISTRIBUTORS

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES	
Distribution fees (Note 2)	$7,913,922
Placement fees	133,338
Dividend income	16,265
Total Revenues	8,063,525
EXPENSES	
Distribution fees expense (Note 2)	7,913,922
Fee sharing expense (Note 2)	24,942
Professional fees and other expenses	89,463
Bad debt expenses	5,000
Regulatory expense	103,119
Total Expenses	8,136,446
Loss before Income Tax Benefit	(72,921)
Income Tax Benefit (Note 2)	(32,103)
Net Loss	($40,818)

See accompanying notes to financial statements.

TCW FUNDS DISTRIBUTORS

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	No. of Shares	Amount	Additional Paid-In Capital	Retained Earnings	Total
Balances at January 1, 2009	10,000	$10,000	$64,000	$4,982,646	$5,056,646
Net loss				(40,818)	(40,818)
Balances at December 31, 2009	10,000	$10,000	$64,000	$4,941,828	$5,015,828

See accompanying notes to financial statements.

TCW FUNDS DISTRIBUTORS

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		($40,818)
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Changes in assets and liabilities:		
Prepaid expenses	($7,836)	
Distribution fees receivable	(370,413)	
Other receivable	593,789	
Due to/from affiliates	(82,400)	
Distribution fees payable	370,413	
Other accrued expenses	(286,438)	
Total adjustments		217,115
Net cash provided by operating activities		176,297
NET INCREASE IN CASH AND CASH EQUIVALENTS		176,297
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		4,884,476
CASH AND CASH EQUIVALENTS AT END OF YEAR		$5,060,773
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Income Taxes		$0

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION

Organization - TCW Funds Distributors (the "Company") is a wholly owned subsidiary of The TCW Group, Inc. (the "Parent"), and is a registered broker/dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formerly known as TCW Brokerage Services. The Parent is an indirect subsidiary of Société Générale, S.A. ("SG") The Company serves as national distributor of capital shares of a family of funds for which an affiliate serves as the investment adviser. In addition, the Company acts as a placement agent for private placement limited partnerships that are managed by an affiliate of the Company.

The Company derives most of its revenue from related parties that are managed by the Parent. Additionally, as described in Note 5, the Company entered into an expense-sharing agreement with the Parent whereby certain expenses are allocated by the Parent to the Company. Therefore, if the Company were a stand-alone entity the financial statements presented could be materially different.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents - The Company considers all investments that have original maturities of three months or less to be cash equivalents. At December 31, 2009, cash and cash equivalents consist of approximately $471,268 investments in demand deposits with a bank and approximately $4,754,305 in a money market mutual fund for which the investment adviser of the fund is an affiliate of the Company.

Securities Transactions - Securities transactions are recorded on a trade-date basis. Interest income is recorded when earned and dividend income is recorded when declared.

Investments - Investments are recorded at estimated fair value, with unrealized gains and losses recognized in the statement of operations.

Placement Fees - The Company receives placement fees from The European Clean Energy Fund which is managed by an affiliated investment adviser. Placement fee income is recorded as payments are received until the default provisions of the placement agreement terminate twelve months after the final closing of the fund, which was March 2008. The Company also accrues a related amount for fee sharing expenses of approximately 35% of such placement fees payable to various professionals in the Parent's Energy and Infrastructure Group. In addition, the Company also receives placement fees from TCW/SG AM AI Premium Fund which is managed by an affiliated investment adviser. Placement fees receivable at December 31, 2009 were $194,719.

Fee Income - The Company receives revenues primarily from investment entities, which are managed by affiliated investment advisers. The Company acts as a structuring agent for its affiliated investment advisers.

Distribution Fees Revenue - The Company is an affiliate of TCW Investment Management Company (the "Adviser") which serves as the investment adviser to TCW Funds, Inc. (the "Funds"). The Company serves as the non-exclusive distributor of each class of the Funds' shares. The Funds have a distribution plan pursuant to Rule 12b-1 under the 1940 Act with respect to the N Class shares of each fund. Under the terms of the plan, the Company receives distribution fees from the Funds of 0.25% of the Funds' net assets for N Class. In general, these fees are received from the Funds within ten business days after month-end. The Company expects to use all of these fees to compensate and reimburse the Adviser who pays the retirement plan service providers, brokers, financial advisers and other financial intermediaries for providing administrative services to their customers. At December 31, 2009, there were $851,149 distribution fees payable to the Adviser.

Income Taxes - The Company files a consolidated federal income tax return and a combined state income tax return with the Parent. The Parent's policy is to allocate income tax expense to each subsidiary based upon the subsidiary's pre-tax income included in the computation of the Parent's consolidated income tax provision. The details of deferred tax expenses or benefits are recognized in the financial statements of the Parent and are allocated to the Company based on the temporary differences between the tax and the book basis of the Company's assets and liabilities that give rise to deferred taxes.

Use of Estimates - The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments – Securities owned, securities sold, but not yet purchased and other investments are recorded at fair value. The Company's other financial instruments, primarily including cash and cash equivalents, distribution and placement fee receivables, and distribution fees payable, are recorded at their cost or contract amount which is considered by management to approximate their fair value as they are short-term in nature or are subject to frequent repricing.

Recent Accounting Pronouncements – Uncertain Tax Positions - The Company adopted the provision of Financial Accounting Standards Board (FASB) Accounting Standards Codification ("ASC") 740, *Income Taxes*, (Formerly FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109* ("ASC 740"), in 2009 which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in

accordance with ASC 740. ASC 740 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. There were no recorded amounts relating to uncertain tax positions as of December 31, 2009.

The Company will recognize any interest and penalties related to uncertain tax positions in income tax expense. The tax years 2005 to 2008 and 2006 to 2008 remain open to examination by the state and Federal taxing jurisdictions, respectively, to which the Company's significant operations are subject. As of December 31, 2009, the Company does not believe that there will be a material change in the estimated unrecognized tax benefits within the next twelve months.

Subsequent Events – In May 2009, the FASB issued guidance which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. In particular, the guidance sets forth (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The guidance was effective for interim or annual financial periods ending after June 15, 2009. Management has evaluated subsequent events through February 26, 2010, which is the date that the Company financial statements were issued. No material subsequent events have occurred since December 31, 2009 that require recognition or disclosure in these financial statements.

FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – In June 2009, the FASB issued guidance with the objective to replace the original hierarchy of accounting principles and to establish the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB. The new codification is to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of Federal securities laws are also sources of authoritative GAAP for SEC registrants. The guidance was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the guidance for the period ended December 31, 2009, and the adoption did not have a material impact on its statements of financial condition, operations and cash flows.

Measuring Liabilities at Fair Value – In August 2009, the FASB issued guidance with the objective to provide clarification in circumstances in which a quoted market price in an active market for the identical liability is not available. The guidance is applicable when trying to measure the fair value of a liability under fair value accounting rules. The guidance is effective for the first reporting period, including interim reporting periods, beginning after the standard was issued. The Company adopted the guidance upon issuance, and the adoption did not have a material impact on its statements of financial condition, operations and cash flows.

NOTE 3 - FINANCIAL INSTRUMENTS

The Company records financial assets and liabilities at fair value in the statement of financial condition with unrealized gains (losses) reflected in the statement of operations.

The degree of judgment used in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established and the characteristics specific to the transaction. Financial instruments with readily available active quoted prices for which fair value can be measured generally will have a higher degree of pricing observability and a lesser degree of judgment used in measuring fair value.
Conversely, financial instruments rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment used in measuring fair value.

The Company's financial assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

- Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date. Investments included in this category are money market funds, listed equities and equity index funds. The Company does not adjust the quoted price of these investments, even in situations where it holds a large position and a sale could reasonably be expected to affect the quoted price.

- Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments generally included in this category are convertible bonds.
- Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs used in the determination of fair value require significant management judgment or estimation. Investments generally included in this category are securities that cannot be publicly offered or sold unless registration has been affected under the Securities Act.

The following is a summary of the Company's financial assets and liabilities as of December 31, 2009 that are accounted for at fair value on a recurring basis by level in accordance with the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
ASSETS				
Cash equivalents-				
Money market mutual fund	$4,754,305	$0	$0	$4,754,305
Total assets	$4,754,305	$0	$0	$4,754,305

There are no financial assets and liabilities that are accounted for at fair value on a non-recurring basis as of December 31, 2009.

NOTE 4 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed 15 times its net capital (and the rules of various regulatory agencies also provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $3,777,216, which was $3,689,906 in excess of its required net capital of $87,310. The Company's ratio of aggregate indebtedness to net capital was 0.34 to 1.

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) under the Securities Exchange Act of 1934 because it carries no customer accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer and does not otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare the Computation of Reserve Requirements for Brokers or Dealers under Rule 15c3-3.

NOTE 5 – RELATED PARTIES

The due to affiliates balance of $448,870 at December 31, 2009 represents the allocation of operating expenses and income taxes with the Parent and fee sharing and commissions with an affiliate. The due to affiliates balance is non-interest bearing and is expected to be paid within the next twelve months. The distribution fees payable represents Rule 12b-1 distribution fees payable to the Advisor.

* * * * * * *

SUPPLEMENTAL SCHEDULE I

TCW FUNDS DISTRIBUTORS
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2009

NET CAPITAL -		
Total stockholder's equity from statement of financial condition		$5,015,828
DEDUCTIONS AND/OR CHARGES:		
Nonallowable assets:		
Prepaid expenses	$54,031	
Receivables	1,045,868	
Total deductions and/or charges		1,099,899
Net Capital before haircuts on securities positions		3,915,929
Haircuts on securities:		
Money market fund	138,713	
Total haircuts		$138,713
NET CAPITAL		$3,777,216
TOTAL AGGREGATE INDEBTEDNESS		$1,309,644
MINIMUM NET CAPITAL REQUIRED (Greater of 6-2/3% of aggregate indebtedness or $25,000)		$87,310
EXCESS NET CAPITAL		$3,689,906
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.34 to 1

Note: There are no material differences between the above Computation of Net Capital Under Rule 15c3-1 and the Company's corresponding Form X-17A-5, (as amended on February 26, 2010), Part IIA as of December 31, 2009.

SUPPLEMENTAL SCHEDULE II

TCW FUNDS DISTRIBUTORS
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2009

The Company is exempt from the Computation of a Reserve Requirement according to the provision of Rule 15c3-3(k)(2)(i).

SUPPLEMENTAL SCHEDULE III

TCW FUNDS DISTRIBUTORS
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2009

The Company is exempt from the Possession or Control Requirements of Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(i).

Deloitte

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

February 26, 2010

To the Board of Directors of TCW Funds Distributors
Los Angeles, California

In planning and performing our audit of the financial statements of TCW Funds Distributors (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 26, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.
Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

TCW FUNDS DISTRIBUTORS
(SEC. I.D. No. 8-31114)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2009
AND INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT
ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholders of
TCW Funds Distributors
Los Angeles, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation, as amended on February 26, 2010 ("Form SIPC-7T"), to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by TCW Funds Distributors (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively, "Specified Parties"), solely to assist you and the other Specified Parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those other parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either, for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the Financial and Operational Combined Uniform Single reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Specified Parties listed above, and is not intended to be, and should not be, used by anyone other than these Specified Parties.

Deloitte & Touche LLP

February 26, 2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/0

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

031114 FINRA DEC
TCW FUNDS DISTRIBUTORS 16*16
865 SOUTH FIGUEROA STREET
ATTN: DAVID S DEVITO
MANAGING DIR & CONTROLLER
LOS ANGELES CA 90017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

AMENDED AMENDED

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)]	$ 284.00	~~47.00~~
B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) January 27, 2009 Date Paid	(150.00	
C. Less prior overpayment applied	(0.00	
D. Assessment balance due or (overpayment)	134.00	~~0.00~~
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)	$ 134.00	~~0.00~~

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 134.00

H. Overpayment carried forward $(0.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TCW Funds Distributors
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

SVP/FIN OPS
(Title)

Dated the ~~26~~ 26 day of ~~January~~ February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 20[illegible]
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ ~~2,764,956~~ 6,735,40[illegible]
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	~~2,746,274~~ 6,621,86[illegible]
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	~~2,746,274~~ 6,621,86[illegible]
2d. SIPC Net Operating Revenues	$ ~~18,682~~ 113,54[illegible]
2e. General Assessment @ .0025	$ ~~47~~ 28[illegible]
	(to page 1 but not less than $150 minimum)